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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                         Commission File Number:
                                                                         0-21081
                           NOTIFICATION OF LATE FILING
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
(Check One):   [X] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR
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For Period Ending:         March 31, 1998
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[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 11-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 20-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. Registrant Information

Full name of registrant:   CARIBBEAN CIGAR COMPANY
                           -----------------------

Former name if applicable: N/A

Address of principal executive office (Street and Number): Suite 111
                                                           8305 N.W. 27th Street
                                                           Miami, Florida  33122

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                         PART II. Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box)

[X]  (a)   The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expenses;

[X]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)   The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable.


                               PART III. Narrative

         The Company is unable to file its report on Form 10-KSB within 90 days of the Company's fiscal year ended March 31, 1998, because the Company's former accountants, Grant Thornton LLP, have not completed their field work related to the inclusion in form 10-KSB of their opinion on the financial statements for the fiscal years ended March 31, 1996 and March 31, 1997. Certain revisions of the Company's financial statements were necessary due to the Company's retail division being treated as discontinued operations. The Company requires additional time so that the Company's former accountants, Grant Thornton LLP, can complete its audit and issue its report on the financial statements to be included in the report on Form 10-KSB.


                           PART IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:
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
      Edward C. Williams                        (305)        267-3911
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      (Name)                                 (Area Code) (Telephone Number)
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(2)    Have all other periodic reports required under Section 13 or 15(d) of the
       Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes  [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

       The Company expects its results of operations for the 1997 fiscal year to be less profitable than the 1996 fiscal year. Sales are significantly less, which will result in lower gross margins and lower earnings. The earnings statements for the 1996 fiscal year reflected a loss of $0.03 per share. The earnings statements for the 1997 fiscal year is expected to reflect a loss of approximately $1.46 per share.

                             CARIBBEAN CIGAR COMPANY
                  (Name of registrant as specified in charter)

Has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date:    June 29, 1998              By: /s/ Edward C. Williams
                                       ----------------------------------------
                                          Edward C. Williams,
                                          President and Chief Financial Officer

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